Exhibit 1.01
Conflict Minerals Report
Anixter International Inc. has included this Conflict Minerals Report as an exhibit to its Form SD for 2014 as required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the "Conflict Minerals Rule"). The date of filing of this Conflict Minerals Report is June 1, 2015.
Anixter Inc. and its subsidiaries are collectively "Anixter" and sometimes referred to in this report as "we," "our," "us," or "ourselves." As used herein and consistent with the Conflict Minerals Rule, "Conflict Minerals" are columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin and tungsten, without regard to the location of origin of the minerals or derivative metals.
Forward-Looking Statements
This document contains forward-looking statements within the meaning of the federal securities laws. Any statements that do not relate to historical or current facts or matters are forward-looking statements. You can identify some of the forward-looking statements by the use of forward-looking words, such as "intend" and the like, or the use of future tense. Statements concerning current conditions may also be forward-looking if they imply a continuation of current conditions. Examples of forward-looking statements include, but are not limited to, statements concerning the additional steps that we intend to take to mitigate the risk that the Conflict Minerals contained in some of our products benefit armed groups.
Forward-looking statements are subject to risks and uncertainties that could cause actual actions or performance to differ materially from those expressed in the forward-looking statements. These risks and uncertainties may include, but are not limited to, (1) the continued implementation of satisfactory traceability and other compliance measures by our direct and indirect suppliers on a timely basis or at all, (2) whether smelters and refiners and other market participants responsibly source Conflict Minerals, and (3) political and regulatory developments, whether in the Democratic Republic of the Congo ("DRC") region, the United States or elsewhere. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of filing of this document. We do not intend, and undertake no obligation, to publish revised forward-looking statements to reflect events or circumstances after the date of filing of this document or to reflect the occurrence of unanticipated events.

Overview
We have filed this Conflict Minerals Report because, for 2014, some of the products that we manufactured contained Conflict Minerals of undetermined origin that were necessary to the functionality or production of such products. None of the necessary Conflict Minerals contained in our manufactured products were determined by us to directly or indirectly finance or benefit armed groups in the DRC or an adjoining country. However, we did not determine that any of our products were "DRC conflict free." The terms "adjoining country," "armed group" and "DRC conflict free" have the meanings contained in the Conflict Minerals Rule.
We are a leading distributor of enterprise cabling and security solutions, electrical and security solutions, electrical and electronic wire and cable products, OEM Supply fasteners and other small parts (“C” Class inventory components). We are primarily a distributor of third-party products and are engaged in only limited manufacturing. Our manufactured products include fasteners and other small parts manufactured at our facility in Wood Dale, Illinois. These products constitute only a very small part of our overall business. In 2014, revenue from the sale of products manufactured at our Wood Dale facility represented less than 1% of our total revenue. In addition, Conflict Minerals content constitutes only a small portion of the materials content of our manufactured products which contain Conflict Minerals necessary to the functionality or production of such products. On February 12, 2015, we announced that we entered into a definitive agreement to sell our OEM Supply-Fasteners business segment, which includes the Wood Dale manufacturing facility. The transaction is expected to close during the second quarter of 2015. If the transaction closes as anticipated, the products manufactured at our Wood Dale facility will no longer be our products.
As a distributor, we provide our customers with access to approximately 500,000 third-party products. To the extent that these products contain Conflict Minerals, we seek to obtain from our direct suppliers information regarding the origin of the Conflict Minerals contained in the third-party products we purchase, to enable us to provide to our customers the information they may need to fulfill their own obligations under the Conflict Minerals Rule or their own internal Conflict Minerals policies.
We do not directly source Conflict Minerals from mines, smelters or refiners, and we believe that we are in most cases many levels removed from these market participants. We therefore have limited influence over them. Furthermore, because of the complexity, depth, geographic diversity and continuing evolution of our global supply chain, and due to competitive factors, we often have significant difficulty identifying market participants that are upstream from our direct suppliers. However, through the efforts described in this Conflict Minerals Report, we seek to establish sourcing practices that encourage compliance up our supply chain.

Our Conflict Minerals Policy
We are committed to being a responsible corporate citizen and are opposed to human rights abuses. We support industry-wide efforts to identify, reduce and hopefully eliminate the use of Conflict Minerals originating from the DRC and adjoining countries to the extent believed to be financing or benefiting groups committing human rights violations. We also take seriously our compliance obligations under the Conflict Minerals Rule. To these ends, we have adopted a company policy (the "Conflict Minerals Policy"), which is publicly available on our website at www.anixter.com.
Our Conflict Minerals Policy provides that we expect our suppliers to establish Conflict Minerals policies, due diligence frameworks and management systems that are designed to prevent Conflict Minerals originating from the DRC or an adjoining country, to the extent that they benefit groups committing human rights violations, from being included in the products sold to us. In addition, we reserve the right to take appropriate actions, including discontinuing the business relationship with the supplier, if we determine that a supplier has failed to develop and implement reasonable steps to comply with our policy.
Reasonable Country of Origin Inquiry Information
As required by the Conflict Minerals Rule, for 2014, we conducted a "reasonable country of origin inquiry." Because of the complexity and size of our global supply chain, we developed a risk-based approach focused on (1) our suppliers providing raw materials and components for the products manufactured at our Wood Dale facility, and (2) our major direct suppliers. Our due diligence in respect of third-party products we do not manufacture was undertaken to enable us to provide to our customers the information they may need to fulfill their own obligations under the Conflict Minerals Rule or their own internal Conflict Minerals policies, and was not required to be conducted by us under the Conflict Minerals Rule. All of our suppliers with respect to the products manufactured at our Wood Dale facility were included in our outreach for 2014.
Our outreach included more than 900 of our largest direct suppliers, an increase of over 400% from the prior year, and all of our suppliers of raw materials and components containing necessary Conflict Minerals that were contained in our manufactured products. This targeted group represented over 85% of our annual dollar volume of purchases from suppliers.
See "Product, Smelter and Refiner and Country of Origin Information" for information concerning the smelters and refiners identified by our in-scope suppliers. Pursuant to the Conflict Minerals Rule, we were required to conduct due diligence for 2014. These due diligence efforts are discussed below.

For our reasonable country of origin inquiry, to the extent applicable, we utilized the same processes and procedures that we established for our due diligence.
Due Diligence Program Design
We used the criteria set forth in the Organisation for Economic Co-operation and Development's Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (Second Edition 2013) (the "OECD Guidance") in designing our due diligence measures relating to Conflict Minerals.
The OECD Guidance has established a five-step framework for due diligence as a basis for responsible global supply chain management of minerals from conflict-affected and high-risk areas. The headings under "Due Diligence Program Execution" conform to the headings used in the OECD Guidance for each of the five steps.
Due Diligence Program Execution
In furtherance of our Conflict Minerals due diligence, we performed the following due diligence measures in respect of 2014. These were not all of the discrete measures that we took in furtherance of our Conflict Minerals compliance program or pursuant to the Conflict Minerals Rule and the OECD Guidance.
Step One - Establish Strong Company Management Systems
We adopted the Conflict Minerals Policy, which was communicated in writing to all of our surveyed suppliers, including all suppliers for our manufactured products. Our Conflict Minerals Policy was also made available on our corporate website.
Our Conflict Minerals working group, led by our General Counsel and supported by our Environmental Product Compliance Steering Committee, which is comprised of corporate and business unit subject matter experts, continued to assume responsibility for implementing our Conflict Minerals compliance strategy. The following functional areas were represented on the working group: compliance, environmental product compliance, finance, information services, legal, marketing, operations, purchasing, and supply chain management. The working group also included representatives from each business unit.
Select senior managers and members of our working group were educated on aspects of the Conflict Minerals Rule, the OECD Guidance, industry standards, our compliance plan and/or the procedures for reviewing and validating supplier responses to our inquiries. We also utilized specialist outside counsel to advise us in connection with our compliance efforts.

To collect relevant information from our suppliers, we utilized the Conflict Minerals Reporting Template ("CMRT") developed by the Conflict-Free Sourcing Initiative ("CFSI").
We also implemented procedures for maintaining business records relating to our Conflict Minerals due diligence, including records of due diligence processes and findings, on a computerized database. We intend to retain these records for at least five years. As part of our electronic records maintenance, we continued to utilize an environmental product compliance ("EPC") software system with a Conflict Minerals module.
We have web-based, telephonic and email mechanisms for employees, suppliers and other interested parties to report violations of the Company’s compliance policies, including our Conflict Minerals Policy.
Step Two - Identify and Assess Risk in the Supply Chain
We furnished the suppliers discussed under "Reasonable Country of Origin Inquiry Information" with an introductory letter describing the Conflict Minerals Rule and requesting that they provide us with information, through the submission of a completed CMRT, concerning the usage and source of Conflict Minerals in the raw materials, components or products that they sold to us, as well as information concerning their related compliance efforts. The request was accompanied by our Conflict Minerals Policy.
Following the initial introduction to our Conflict Minerals compliance program and information request, we sent up to three reminder emails to each non-responsive supplier requesting completion of the CMRT. We followed up by phone with suppliers for our manufactured products who remained non-responsive to the email reminders. The initial requests were made by our Conflict Minerals team. If a response was not received from a supplier for our manufactured products, the request was escalated to the applicable buying group.
We reviewed the responses received from suppliers for completeness, accuracy and consistency. All valid CMRTs received were uploaded into our EPC software system to identify inconsistencies and errors in the responses, as well as to determine the audit status of the smelters from which our suppliers sourced Conflict Minerals. We followed up by email or phone with suppliers that submitted inconsistent responses or a response that we determined contained inaccuracies or that otherwise provided a written response that we concluded not to be suitable, requesting the supplier to provide clarification or a revised response.

Responses that did not identify a smelter or refiner, responses referencing smelters or refiners identified as high risk by our customers or industry participants due to their non-participation in the CFSI’s Conflict-Free Smelter Program, and responses containing inaccurate or ambiguous information triggered a follow-up with the supplier. To the extent that a completed response from a supplier for products manufactured at our Wood Dale facility identified a smelter or refiner, we reviewed this information against the list of compliant smelters and refiners published by the CFSI.
Based on the information furnished by our suppliers and other information known to us, we sought to identify and assess potential risks.
Step Three - Design and Implement a Strategy to Respond to Identified Risks
Results of our due diligence efforts were reported to our General Counsel. We also took such risk mitigation efforts as we deemed to be appropriate based on the findings of our supply chain risk assessment. Our risk mitigation efforts in respect of our 2014 supply chain were determined by the particular facts and circumstances and risks identified. To mitigate the risk that our necessary Conflict Minerals benefit armed groups, we also intend to engage in the additional measures discussed under “Additional Risk Mitigation Efforts” below.
Step Four - Carry Out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain.
We do not have a direct relationship with smelters and refiners of Conflict Minerals and therefore do not perform or direct audits of these entities. In connection with our due diligence, we utilized information made available by the CFSI concerning independent third-party audits of smelters and refiners.
Step Five - Report on Supply Chain Due Diligence
During 2014, we published our Corporate Responsibility Report, which we made publicly available on our website (https://www.anixter.com/en_us/about-us/corporate-responsibility/corporate-responsibility-report.html) that discussed our position on Conflict Minerals sourcing.
We filed a Form SD and Conflict Minerals Report with the Securities and Exchange Commission and made the filing available on our website.
Product, Smelter and Refiner and Country of Origin Information
Our in-scope products for 2014 consisted largely of selected products that we manufactured. Not all of our manufactured products were in-scope. Due to the challenges of tracing a multi-tier, global supply chain, for 2014, each of our in-scope products contained at least some necessary Conflict Minerals of undetermined origin.

We sought to determine the mine or location of origin of the necessary Conflict Minerals contained in the products we manufactured by requesting that suppliers provide us with a completed CMRT concerning the source of the Conflict Minerals in the components, products and parts sourced from them, and through the other efforts described in this Conflict Minerals Report.
Our suppliers identified 26 smelters and refiners that may have supplied the Conflict Minerals contained in the products we manufactured. Of these identified smelters and refiners, 24 are listed as compliant by the CFSI as of May 27, 2015. Of the remaining two smelters or refiners, one is on the CFSI active list and the other is a Category A member. The suppliers generally reported the smelter and refiner information at a company level (meaning that it related to all of their products and not just the products that they sold to us), with only a few reported at a product level. Therefore, we were unable, in most cases, to determine whether the identified smelters and refiners were in our supply chain. In addition, the identified smelters and refiners may not be all of the smelters and refiners in our supply chain, since some suppliers identified only a portion of the smelters and refiners in their supply chains and not all of the suppliers responded to our inquiries. We were unable to determine the country of origin of the necessary Conflict Minerals contained in our manufactured products.
Based on the information provided by our suppliers and known to us, for 2014, we do not have any information indicating that any of the necessary Conflict Minerals contained in our manufactured products were used to support conflict in the DRC or an adjoining country (i.e., to contain Conflict Minerals that directly or indirectly financed or benefited an armed group in the DRC or an adjoining country). However, we did not conclude that any of our products were "DRC conflict free." An "armed group" under the Conflict Minerals Rule is an armed group that is identified as a perpetrator of serious human rights abuses in annual Country Reports on Human Rights Practices under sections 116(d) and 502B(b) of the Foreign Assistance Act of 1961 relating to the DRC or an adjoining country.
Additional Risk Mitigation Efforts
Since the end of 2014, we have taken the following additional steps to mitigate the risk that the necessary Conflict Minerals in products we manufacture benefit armed groups in the DRC or an adjoining country:

•	Created a Supplier Code of Conduct and updated our purchasing terms and conditions to support our Conflict Minerals Rule compliance program.

We intend to take the following additional steps in respect of 2015 to mitigate the risk that the necessary Conflict Minerals in our manufactured products benefit armed groups:

•	Use Revision 4.0 of the CMRT for our 2015 supplier outreach.

•	Monitor and encourage the continuing development and progress of traceability measures at suppliers that indicated for 2014 that the source of Conflict Minerals was unknown or undeterminable.

•	Continue to enhance the functionality of our EPC systems with respect to Conflict Minerals.

•	Encourage suppliers that provided company level information for 2014 to provide product level information for 2015 through ongoing outreach with these suppliers.
The foregoing steps are in addition to the steps that we took in respect of 2014, which we intend to continue to take in respect of 2015 to the extent applicable.